UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company)

inSilicon Corporation
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Barry A. Hoberman
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Keith Flaum, Esq.
Jane Ross, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306 (650) 843-5000

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301 (650) 833-2000

Brian Fenske, Esq.
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-7000 (512) 457-7000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEMS 1-8

This Amendment No. 2 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) filed initially with the Securities and Exchange Commission on August 6, 2002 by inSilicon Corporation, a Delaware corporation (“inSilicon”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission by inSilicon on August 15, 2002. This Amendment adds the following as a new paragraph at the end of the subsection entitled “U.S. Anti-Trust Waiting Period” set forth in Item 8 “Additional Information” (all capitalized terms used in this Amendment shall have the respective meanings assigned to them in the Schedule 14D-9):

“The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 20, 2002.

This Amendment also restates the final sentence of the subsection entitled “Foreign Anti-Trust Filings” set forth in Item 8 “Additional Information” in its entirety and adds the following additional sentences:

“Synopsys has informed the Company that it has received clearance from the German FCO to purchase the Shares pursuant to the Offer and the Merger. Synopsys has also informed the Company that it plans to file a pre-merger notification in Taiwan. Synopsys has informed the Company that upon receipt of the notification, a 30-day waiting period must expire before the Offer and the Merger can be consummated, unless the waiting period is terminated early. The Taiwan governmental authorities may extend the waiting period in certain circumstances.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSILICON CORPORATION

Barry A. Hoberman President and Chief Executive Officer

Dated: August 21, 2002